UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-36433

GasLog Partners LP
(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as declared effective by the Securities and Exchange Commission on June 8, 2015 (Registration No. 333-204616), as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Exhibit	Description

1.1	Underwriting Agreement, dated June 22, 2015, among Citigroup Global Markets Inc., GasLog Partners GP LLC, GasLog Partners LP and GasLog Partners Holdings LLC

5.1	Opinion of Cozen O’Connor, special counsel on matters of the law of the Republic of the Marshall Islands to GasLog Partners LP, dated June 22, 2015

8.1	Opinion of Cravath, Swaine & Moore LLP, United States tax counsel to GasLog Partners LP, dated June 22, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2015
GASLOG PARTNERS LP,

	by:	/s/Andrew J. Orekar
Name: Andrew J. Orekar
Title: Chief Executive Officer